                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934



                                AutoNation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05329W102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 4, 2002
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.  05329W102                                                Page 2 of 13
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ESL Partners, L.P., a Delaware limited partnership
                  22-2875193
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3       SEC USE ONLY


--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

                  N/A
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7      SOLE VOTING POWER
      SHARES
                                    39,999,984
                   -------------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER
     OWNED BY
                                    0
                   -------------------------------------------------------------
      EACH             9      SOLE DISPOSITIVE POWER
    REPORTING
                                    39,999,984
                   -------------------------------------------------------------
     PERSON           10      SHARED DISPOSITIVE POWER
      WITH
                                    0
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          75,198,300
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                          [ ]

                          N/A
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          23.39%(1)
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON

                          PN
--------------------------------------------------------------------------------

 (1) Based on a total of 321,525,332 Shares outstanding on April 30, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

--------------------------------------------------------------------------------
CUSIP No.  05329W102                                                Page 3 of 13
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ESL Limited, a Bermuda corporation
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3       SEC USE ONLY


--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

                  N/A
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
--------------------------------------------------------------------------------
     NUMBER OF         7      SOLE VOTING POWER
      SHARES
                                    7,922,202
                   -------------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER
     OWNED BY
                                    0
                   -------------------------------------------------------------
      EACH             9      SOLE DISPOSITIVE POWER
    REPORTING
                                    7,922,202
                   -------------------------------------------------------------
     PERSON           10      SHARED DISPOSITIVE POWER
      WITH
                                    0
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          75,198,300
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                          [ ]

                          N/A
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          23.39%(1)
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON

                          CO
--------------------------------------------------------------------------------

 (1) Based on a total of 321,525,332 Shares outstanding on April 30, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

--------------------------------------------------------------------------------
CUSIP No.  05329W102                                                Page 4 of 13
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ESL Institutional Partners, L.P., a Delaware limited partnership 06-1456821
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3       SEC USE ONLY


--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

                N/A
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7      SOLE VOTING POWER
      SHARES
                                    1,443,026
                   -------------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER
     OWNED BY
                                    0
                   -------------------------------------------------------------
      EACH             9      SOLE DISPOSITIVE POWER
    REPORTING
                                    1,443,026
                   -------------------------------------------------------------
     PERSON           10      SHARED DISPOSITIVE POWER
      WITH
                                    0
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          75,198,300
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                          [ ]

                          N/A
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          23.39%(1)
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON

                          PN
--------------------------------------------------------------------------------

 (1) Based on a total of 321,525,332 Shares outstanding on April 30, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

--------------------------------------------------------------------------------
CUSIP No.  05329W102                                                Page 5 of 13
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ESL Investors, L.L.C., a Delaware limited liability company 13-4095958
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3       SEC USE ONLY


--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

                  N/A
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7      SOLE VOTING POWER
      SHARES
                                    9,174,244
                   -------------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER
     OWNED BY
                                    0
                   -------------------------------------------------------------
      EACH             9      SOLE DISPOSITIVE POWER
    REPORTING
                                    9,174,244
                   -------------------------------------------------------------
     PERSON           10      SHARED DISPOSITIVE POWER
      WITH
                                    0
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          75,198,300
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                          [ ]

                          N/A
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          23.39%(1)
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON

                          LLC
--------------------------------------------------------------------------------

 (1) Based on a total of 321,525,332 Shares outstanding on April 30, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

--------------------------------------------------------------------------------
CUSIP No.  05329W102                                                Page 6 of 13
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Courtesy Partners, L.P., a Delaware limited partnership 06-1633842
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3       SEC USE ONLY


--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

                  N/A
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7      SOLE VOTING POWER
      SHARES
                                    7,839,455
                   -------------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER
     OWNED BY
                                    0
                   -------------------------------------------------------------
      EACH             9      SOLE DISPOSITIVE POWER
    REPORTING
                                    7,839,455
                   -------------------------------------------------------------
     PERSON           10      SHARED DISPOSITIVE POWER
      WITH
                                    0
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          75,198,300
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                          [ ]

                          N/A
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          23.39%(1)
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON

                          PN
--------------------------------------------------------------------------------

 (1) Based on a total of 321,525,332 Shares outstanding on April 30, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

--------------------------------------------------------------------------------
CUSIP No.  05329W102                                                Page 7 of 13
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CBL Partners, L.P., a Delaware limited partnership
                  06-1526810
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3       SEC USE ONLY


--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

                  N/A
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7      SOLE VOTING POWER
      SHARES
                                    8,819,389
                   -------------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER
     OWNED BY
                                    0
                   -------------------------------------------------------------
      EACH             9      SOLE DISPOSITIVE POWER
    REPORTING
                                    8,819,389
                   -------------------------------------------------------------
     PERSON           10      SHARED DISPOSITIVE POWER
      WITH
                                    0
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          75,198,300
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                          [ ]

                          N/A
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          23.39%(1)
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON

                          PN
--------------------------------------------------------------------------------

 (1) Based on a total of 321,525,332 Shares outstanding on April 30, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

--------------------------------------------------------------------------------
CUSIP No.  05329W102                                                Page 8 of 13
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Edward S. Lampert

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3       SEC USE ONLY


--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

                  N/A
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
--------------------------------------------------------------------------------
     NUMBER OF         7      SOLE VOTING POWER
      SHARES
                                    0
                   -------------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER
     OWNED BY
                                    0
                   -------------------------------------------------------------
      EACH             9      SOLE DISPOSITIVE POWER
    REPORTING
                                    0
                   -------------------------------------------------------------
     PERSON           10      SHARED DISPOSITIVE POWER
      WITH
                                    0
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          75,198,300
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                          [ ]

                          N/A
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          23.39%(1)
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON

                          IN
--------------------------------------------------------------------------------

 (1) Based on a total of 321,525,332 Shares outstanding on April 30, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

--------------------------------------------------------------------------------
CUSIP No.  05329W102                                                Page 9 of 13
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  William C. Crowley

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3       SEC USE ONLY


--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

                  N/A
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
     NUMBER OF         7      SOLE VOTING POWER
      SHARES
                                    0
                   -------------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER
     OWNED BY
                                    0
                   -------------------------------------------------------------
      EACH             9      SOLE DISPOSITIVE POWER
    REPORTING
                                    0
                   -------------------------------------------------------------
     PERSON           10      SHARED DISPOSITIVE POWER
      WITH
                                    0
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          75,198,300
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                          [ ]

                          N/A
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          23.39%(1)
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON

                          IN
--------------------------------------------------------------------------------

 (1) Based on a total of 321,525,332 Shares outstanding on April 30, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

--------------------------------------------------------------------------------
CUSIP No.  05329W102                                              Page 10 of 13
--------------------------------------------------------------------------------

         This Amendment No. 3 to Schedule 13D (this "Amendment") amends and restates certain Items of the Schedule 13D, as amended, filed by ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, LLC, a Delaware limited liability company ("Investors"), Courtesy Partners, L.P., a Delaware limited partnership ("Courtesy"), CBL Partners, L.P., a Delaware limited partnership ("CBL"), Edward
S. Lampert ("Mr. Lampert") and William C. Crowley ("Mr. Crowley), both U.S. citizens, by furnishing the information set forth below. ESL, Limited, Institutional, Investors, Courtesy, CBL, Mr. Lampert and Mr. Crowley are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 4.    PURPOSE OF TRANSACTION.

The Filing Persons initially purchased Shares in January 2000. Two members of the Filing Persons, Edward S. Lampert and William C. Crowley, serve as Directors of the Issuer. Since the initial purchase when the Issuer's stock price was $7.82 per share (on a split-adjusted basis), the stock price increased in value to $18.45 per share as of May 20, 2002.

On May 21, the Filing Persons filed a Form 144 relating to the sale of up to 5,000,000 Shares in accordance with Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "1933 Act"). On May 21 2002, the Filing Persons sold 1,540,000 Shares in the aggregate in accordance with Rule 144. As a result of market conditions, the Filing Persons sold these shares as a means of diversifying a portion of their portfolio holdings. Depending on the factors discussed below, the Filing Persons may sell some or all of the remaining Shares filed under Rule 144 on May 21, 2002 (and additional Shares, under Rule 144 or otherwise) or they may determine to retain them. Following the sale of Shares on May 21, 2002, the Filing Persons continue to hold 75,198,300 Shares which is approximately 23.39% of the shares outstanding as of April 30, 2002 as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2002, filed with the SEC on May 3, 2002. The value of these holdings was approximately $1.25 billion based on the Issuer's per share closing price on June 3, 2002.

The Filing Persons intend to review on a continuing basis their investment in the Issuer. Depending upon the factors discussed below, the Filing Persons may acquire additional Shares; may sell all or part of their Shares, pursuant to Rule 144, in privately negotiated transactions, or in sales registered under the 1933 Act; may distribute Shares to various of its partners; or may engage in any combination of the foregoing.

Further, the Filing Persons may enter into derivative transactions or alternative structures with respect to the Shares. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.

Any alternative that the Filing Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Filing Persons, general stock market and economic conditions, tax considerations and other factors.

Although the foregoing reflects activities presently contemplated by the Filing Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that any of the Filing Persons will take any of the actions set forth above. Except as set forth above, the Filing Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) Pursuant to that certain Joint Filing Agreement, entered into by and among ESL, Limited, Institutional, Investors, Courtesy, CBL, Mr. Lampert and Mr. Crowley dated as of January 30, 2002, each of ESL, Limited, Institutional, Investors, Courtesy, CBL, Mr. Lampert and Mr. Crowley may be deemed to beneficially own 75,198,300, Shares (which is approximately 23.39% of the Shares outstanding on April 30, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

         (b)                            Sole       Shared       Sole          Shared
                                       Voting      Voting    Dispositive   Dispositive
                                        Power      Power        Power          Power
                                        -----      -----        -----          -----
ESL Partners, L.P.                   39,999,984       0      39,999,984          0
ESL Limited                           7,922,202       0       7,922,202          0
ESL Institutional Partners, L.P.      1,443,026       0       1,443,026          0
ESL Investors, L.L.C.                 9,174,244       0       9,174,244          0
Courtesy Partners, L.P.               7,839,455       0       7,839,455          0
CBL Partners, L.P.                    8,819,389       0       8,819,389          0
Edward S. Lampert                             0       0               0          0
William C. Crowley                            0       0               0          0

         (c) All transactions in the shares in the past sixty days, not previously reported by any of the Filing Persons, are set forth on Schedule A attached hereto and incorporated herein by reference.

--------------------------------------------------------------------------------

CUSIP No.  05329W102                                              Page 11 of 13
--------------------------------------------------------------------------------

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 4, 2002

                                ESL PARTNERS, L.P.

                                By:  RBS Partners, L.P., its general partner
                                By:  ESL Investments, Inc., its general partner

                                By:          /s/Edward S. Lampert
                                     -------------------------------------------
                                             Edward S. Lampert
                                             Chairman


                                ESL LIMITED

                                By:  ESL Investment Management, LLC, its
                                investment manager

                                By:           /s/Edward S. Lampert
                                     -------------------------------------------
                                              Edward S. Lampert
                                              Managing Member


                                ESL INSTITUTIONAL PARTNERS, L.P.

                                By: RBS Investment Management, LLC, its general partner

                                By:           /s/Edward S. Lampert
                                     -------------------------------------------
                                              Edward S. Lampert
                                              Managing Member


                                ESL INVESTORS, L.L.C.

                                By:  RBS Partners, L.P., its manager
                                By:  ESL Investments, Inc., its general partner

                                By:           /s/Edward S. Lampert
                                     -------------------------------------------
                                              Edward S. Lampert
                                              Chairman

--------------------------------------------------------------------------------

CUSIP No.  05329W102                                              Page 12 of 13
--------------------------------------------------------------------------------

                                COURTESY PARTNERS, L.P.

                                By:  ESL Investments, Inc., its general partner

                                By:           /s/Edward S. Lampert
                                     -------------------------------------------
                                              Edward S. Lampert
                                              Chairman

                                CBL PARTNERS, L.P.

                                By:  ESL Investments, Inc., its general partner

                                By:           /s/Edward S. Lampert
                                     -------------------------------------------
                                              Edward S. Lampert
                                              Chairman



                                    /s/Edward S. Lampert
                                ---------------------------------
                                Edward S. Lampert



                                    /s/William C. Crowley
                                ---------------------------------
                                William C. Crowley

                                   SCHEDULE A

                           TRANSACTIONS IN THE SHARES
                             IN THE PAST SIXTY DAYS


IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY ESL NOT PREVIOUSLY REPORTED WERE:

                                            Shares               Price
                Date of Sale                 Sold              Per Share
               --------------             ----------          -----------

                 5/21/2002                  819,491              $18.500


IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY INVESTORS NOT PREVIOUSLY REPORTED WERE:

                                            Shares               Price
                Date of Sale                 Sold              Per Share
               --------------             ----------          -----------

                 5/21/2002                  379,353              $18.500


IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY CBL NOT PREVIOUSLY REPORTED WERE:

                                            Shares               Price
                Date of Sale                 Sold              Per Share
               --------------             ----------          -----------

                 5/21/2002                  180,611           $18.500


IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY COURTESY NOT PREVIOUSLY REPORTED WERE:

                                            Shares               Price
                Date of Sale                 Sold              Per Share
               --------------             ----------          -----------

                 5/21/2002                  160,545              $18.500